SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*

OmniSky Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68213L103

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68213L103	13G

1.	Names of Reporting Persons.

I.R.S. Identification No. of Above Persons (Entities Only):

Aether Systems, Inc. 52-2186634

2.	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]

		(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization...Delaware

	5.	Sole Voting Power...16,642,485
Number of
Shares
Beneficially	6.	Shared Voting Power...0
Owned by
Each
Reporting	7.	Sole Dispositive Power...16,642,485
Person With

	8.	Shared Dispositive Power...0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...16,642,485

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

11.	Percent of Class Represented by Amount in Row (9) 25.0%

12.	Type of Reporting Person* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68213L103	13G

1.	Names of Reporting Persons.

Aether OpenSky Investments LLC

I.R.S. Identification No. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group*

		(a)	[ ]

		(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization...Delaware

	5.	Sole Voting Power...16,642,485
Number of
Shares
Beneficially	6.	Shared Voting Power...0
Owned by
Each
Reporting	7.	Sole Dispositive Power...16,642,485
Person With

	8.	Shared Dispositive Power...0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...16,642,485

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[ ]

11.	Percent of Class Represented by Amount in Row (9) 25.0%

12.	Type of Reporting Person* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer

OmniSky Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is 299 California Avenue, Suite 300, Palo Alto, California 94306.

Item 2(a).	Name of Person Filing

This statement is filed on behalf of Aether Systems, Inc. and its wholly-owned subsidiary, Aether OpenSky Investments LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The principal place of business of Aether Systems, Inc. and Aether OpenSky Investments LLC is 11460 Cronridge Drive, Owings Mills, Maryland 21117.

Item 2(c).	Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

Item 2(d).	Title of Class of Securities

The title of the securities is common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership.

(a)	Amount beneficially owned:

Aether Systems, Inc.	16,642,485
Aether OpenSky Investments LLC	16,642,485

(b)	Percent of class:

Aether Systems, Inc.	25.0%
Aether OpenSky Investments LLC	25.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Aether OpenSky Investments LLC directly owns 16,642,485 shares of Common Stock. Aether Systems, Inc., through its ability to control Aether OpenSky Investments LLC, has the sole power to vote or direct the vote of 16,642,485 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote

Aether Systems, Inc.	0
Aether OpenSky Investments LLC	0

(iii)	Sole power to dispose or to direct the disposition of

Aether OpenSky Investments LLC directly owns 16,642,485 shares of Common Stock. Aether Systems, Inc., through its ability to control Aether OpenSky Investments LLC, has the sole power to dispose or direct the disposition of 16,642,485 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of

Aether Systems, Inc.	0
Aether OpenSky Investments LLC	0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Aether Systems, Inc. acquired the 16,642,485 shares of Common Stock through its wholly-owned subsidiary, Aether OpenSky Investments LLC.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

Aether Systems, Inc.

/s/ David C. Reymann Name: David C. Reymann Title: Secretary

Aether OpenSky Investments LLC

/s/ David C. Reymann Name: David C. Reymann Title: Manager